                                    [LOGO]
                             Hills Stores Company
                15 Dan Road, Canton, Massachusetts 02021-9128
                                (781) 821-1000


November 18, 1998

DEAR HILLS STORES COMPANY STOCKHOLDER:

     We are pleased to inform you that on November 12, 1998, Hills Stores Company ("Hills") entered into an agreement with Ames Department Stores, Inc. ("Ames") and HSC Acquisition Corp., a wholly-owned subsidiary of Ames (the "Purchaser"), which provides for the acquisition of Hills by means of a cash tender offer and a subsequent merger.

     As the first step of this acquisition, the Purchaser is making a cash tender offer for any and all outstanding shares of Hills common stock and preferred stock, including, in each case, the related preferred stock purchase rights (collectively, the "Shares") for an amount equal to $1.50 per Share, net to the seller in cash, and a deferred contingent cash right (together, the "Merger Consideration"). Subject to certain conditions, the Purchaser will be merged with and into Hills subsequent to the completion of the tender offer, and the remaining outstanding Shares will be converted into the right to receive the Merger Consideration.

     YOUR BOARD OF DIRECTORS HAS, BY UNANIMOUS VOTE, APPROVED THE MERGER AGREEMENT, INCLUDING THE TENDER OFFER AND MERGER, AND DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF HILLS' STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Warburg Dillon Read LLC, the Company's financial advisor, to the effect that, as of the date of such opinion, the $1.50 per Share in cash to be offered to the holders of Shares by the Purchaser pursuant to the offer and the merger is fair, from a financial point of view, to such holders. The full text of the written opinion of Warburg Dillon Read LLC, which sets forth the procedures followed, assumptions and qualifications made, matters considered and limitations of the view undertaken in connection with such opinion, is attached hereto and stockholders are urged to read such opinion in its entirety.

     The Schedule 14D-9 is enclosed with this letter. Also enclosed are the Purchaser's Offer to Purchase, dated November 18, 1998, and related materials, including a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and the Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully.

     If you desire assistance in completing the Letter of Transmittal or tendering your Shares, please call D.F. King & Co., Inc., the Information Agent, toll-free at (800) 431-9629.

                                          Very truly yours,

                                          /s/ Chaim Y. Edelstein

                                          Chaim Y. Edelstein
                                          Chairman of the Board
                                          and Chief Executive Officer